SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Cadus Corporation
(Name of Issuer)

Common Stock, $0.01 Par Value
(Title of Class of Securities)

127639102
(CUSIP Number)

Andrew Langham, Esq.
Icahn Associates LLC
767 Fifth Avenue, 47th Floor
New York, New York 10153
(212) 702-4300
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

January 20, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d‑7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

Item 1.  Security and Issuer

The Schedule 13D filed with the Securities and Exchange Commission on April 23, 2002 (as amended by Amendment No. 1 to Schedule 13D filed with Securities and Exchange Commission on March 12, 2009,  Amendment No. 2 to Schedule 13D filed with Securities and Exchange Commission on June 9, 2014 , Amendment No. 3 to Schedule 13D filed with Securities and Exchange Commission on September 20, 2017, Amendment No. 4 to Schedule 13D filed with Securities and Exchange Commission on November 28, 2017 and Amendment No. 5 to Schedule 13D filed with Securities and Exchange Commission on January 10, 2018, the "Schedule 13D") by High River Limited Partnership, a Delaware limited partnership ("High River"), Hopper Investments LLC, a Delaware limited liability company ("Hopper"), Barberry Corp., a Delaware corporation ("Barberry") and Carl C. Icahn, a citizen of the United States of America ("Icahn", and together with High River, Hopper and Barberry, the "Reporting Persons"), with respect to the shares of common stock, $0.01 par value ("Common Stock"), of Cadus Corporation, a Delaware corporation (the "Issuer"), is hereby amended to furnish the additional information set forth herein.  All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 2.  Identity and Background

Item 2 of the Schedule 13D is hereby amended by adding the following:

Starfire Holding Corporation, a Delaware corporation ("Starfire"), is an affiliate of High River, Hopper, Barberry and Icahn.  Starfire is a holding company and its principal place of business is 100 South Bedford Road, Mt. Kisco, New York 10549.

Cadus Merger Sub LLC, a Delaware limited liability company and a wholly owned subsidiary of Starfire ("Merger Sub"), was formed for the purposes of entering into the Merger Agreement (as defined below) and giving effect to the transactions contemplated thereby.  Merger Sub's principal place of business is at 767 Fifth Avenue, 47th Floor, New York, New York 10153.

The name, address, principal occupation or employment and citizenship of each of the executive officers and directors of, and each person controlling Starfire and Merger Sub are set forth on Schedule A hereto.  None of Starfire, Merger Sub or any of the persons listed on Schedule A hereto has been, during the last 5 years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Starfire, Merger Sub, High River, Hopper, Barberry and Icahn are collectively referred to herein as the "Reporting Persons."

Item 3.  Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended by adding the following:

The disclosure contained under the heading "Cadus Merger Agreement" in Item 6 is incorporated herein by reference.

Item 4.  Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by adding the following:

The disclosure contained under the heading "Cadus Merger Agreement" in Item 6 is incorporated herein by reference.

Item 5.  Interest in Securities of Issuer

Item 5 of the Schedule 13D is hereby amended by adding the following:

Other than the Common Stock beneficially owned by Barberry and Hopper, as of the date hereof, neither Starfire nor Merger Sub beneficially owns any additional shares of Common Stock.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended by adding the following:

Cadus Merger Agreement

On January 20, 2018, Starfire and Merger Sub entered into an Agreement and Plan of Merger (the "Merger Agreement") with the Issuer, pursuant to which, and subject to the conditions thereof, Merger Sub will merge with and into the Issuer, with the Issuer continuing as the surviving corporation in the merger (the "Merger").  Barberry and High River, which are affiliates of Starfire, beneficially own approximately 67.81% of the issued and outstanding Common Stock of the Issuer as of the date hereof.

The Issuer's Board of Directors, acting on the unanimous recommendation of a special committee of independent directors, approved the Merger Agreement and the transactions contemplated by the Merger Agreement, and recommended that the Issuer's stockholders adopt the Merger Agreement.

Stockholders of the Issuer will be asked to vote on the adoption of the Merger Agreement and the Merger at a special stockholders meeting ("Stockholders Meeting") that will be held on a date to be announced.  The closing of the Merger is subject to the approval by the affirmative vote of the holders of (i) at least a majority of the issued and outstanding shares of Common Stock outstanding and entitled to vote thereon and (ii) at least a majority of the issued and outstanding shares of Common Stock, excluding any shares of Common Stock owned by Starfire, Merger Sub, Barberry, High River or any of their respective affiliates, outstanding and entitled to vote thereon at the Stockholders Meeting.

At the effective time of the Merger, each share of Common Stock issued and outstanding immediately prior to the effective time (other than (i) shares of Common Stock held by Barberry and High River, (ii) shares of Common Stock owned by Starfire, Merger Sub or any of their respective subsidiaries or affiliates, (iii) shares of Common Stock owned by the Issuer or any of its subsidiaries, and (iv) shares of Common Stock as to which stockholders of the Issuer have validly submitted and not validly withdrawn or otherwise lost or failed to perfect a demand for appraisal rights pursuant to Section 262 of the Delaware General Corporation Law) shall be converted automatically into the right to receive an amount in cash equal to $1.61 per share of Common Stock, net to the seller in cash, without interest.  Starfire intends to use funds from its working capital to pay for the shares of Common Stock in the Merger.

The Merger Agreement contains representations, warranties and covenants customary for this type of transaction.  In addition, the Merger Agreement includes certain termination rights of Starfire and the Issuer, including that either Starfire or the Issuer may terminate the Merger Agreement if the Merger is not consummated by June 30, 2018.

Each party's obligation to consummate the Merger is also subject to certain other customary conditions, including (i) the absence of any legal restraint with respect to the Merger, (ii) the accuracy of the other parties' representations and warranties contained in the Merger Agreement (subject to certain qualifiers, as applicable), and (iii) the other parties' compliance with their covenants and agreements contained in the Merger Agreement in all material respects. Starfire and Merger Sub's obligation to close the Merger is also conditioned on there not having occurred a Material Adverse Effect (as defined in the Merger Agreement) at the Issuer.  The Merger Agreement does not contain a financing condition.
If the Merger is consummated, the Common Stock will cease to be quoted on the QTCQB Venture Market of the OTC Markets Group and will be deregistered under the Securities Exchange Act of 1934, amended.

The foregoing description of the Merger Agreement is not complete and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit 1 to this Schedule 13D and incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

1.
Agreement and Plan of Merger, dated as of January 20, 2018, by and among Starfire Holding Corporation, Cadus Merger Sub LLC and Cadus Corporation (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer on January 22, 2018).

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 22, 2018

BARBERRY CORP.

By:  /s/ Edward E. Mattner
Name:  Edward E. Mattner
Title:  Authorized Signatory

HOPPER INVESTMENTS LLC

By:  Barberry Corp., its sole member

By:  /s/ Edward E. Mattner
Name:  Edward E. Mattner
Title:  Authorized Signatory

HIGH RIVER LIMITED PARTNERSHIP

By:  HOPPER INVESTMENTS LLC, its general partner

By:  BARBERRY CORP., its sole member

By:  /s/ Edward E. Mattner
Name:  Edward E. Mattner
Title:  Authorized Signatory

STARFIRE HOLDING CORPORATION

By:  /s/ Keith Cozza
Name:  Keith Cozza
Title:  Secretary; Treasurer

CADUS MERGER SUB LLC

By:  /s/ Keith Cozza
Name:  Keith Cozza
Title:  President; Secretary

/s/ Carl C. Icahn
CARL C. ICAHN

[Signature Page of Amendment No. 6 to Schedule 13D – Cadus Corporation]

SCHEDULE A

Starfire

The (a) name, (b) business address, (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, and (d) citizenship of each executive officer and director of Starfire are set forth below:

Carl C. Icahn – Chairman of the Board; President
Gail Golden – Vice President; Authorized Signatory
Jordan Bleznick – Vice President/Taxes
Keith Cozza – Secretary; Treasurer; Authorized Signatory
Irene March – Vice President
Rowella Asuncion-Gumabong – Vice President

Merger Sub

The sole member of Merger Sub is Starfire.

The (a) name, (b) business address, (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, and (d) citizenship of each executive officer of Merger Sub is set forth below:

Keith Cozza – President; Secretary
Irene March – Vice President; Treasurer
Rowella Asuncion-Gumabong – Vice President
Jordan Bleznick – Vice President/Taxes